October 2, 2009

VIA EDGAR CORRESPONDENCE

Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities & Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ruby Tuesday, Inc. File No. 001-12454 Form 10-K: For the Fiscal Year Ended June 2, 2009 Definitive Proxy Statement on Schedule 14A

Dear Mr. Shenk:

Ruby Tuesday, Inc. (the “Company”) has received the Staff’s comment letter dated September 29, 2009 with respect to the above-referenced filings. Per the Company’s telephone conversation with Jeffrey Sears yesterday, the Company hereby requests that the Staff accept a deferral of the date for the Company’s response to the Comment Letter to October 28, 2009.  This request is based on the Company’s need to prepare for its Shareholders’ Meeting, Board of Directors and committee meetings, the release of its quarterly earnings and the filing of its Form 10-Q in the next few business days.

Based on the telephone conversation, I understand that the Company’s proposal is acceptable to the Staff.  If there are questions or concerns about the Company’s request after review of this letter, please contact me by telephone at (865) 379-5700.

Sincerely,

/s/ Marguerite N. Duffy

Marguerite N. Duffy
Senior Vice President, Chief Financial Officer and Principal Accounting Officer

MD:sm

cc:           Scarlett May, Vice President, General Counsel and Secretary